CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-117699 of China Energy Ventures Corp. of our report dated March 4, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to China Energy Ventures Corp.’s ability to continue as a going concern and a change in method of accounting for goodwill) on the consolidated financial statements of China Energy Ventures Corp. (formerly China Broadband Corp.), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Interest of Named Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Registered Chartered Accountants

Calgary, Alberta, Canada

September 23, 2004